Exhibit 3.1

Certificate of Amendment to Articles of Incorporation

For Nevada Profit Corporations

(Pursuant to NRS 78.385 and 78.390 - After Issuance of Stock)

1. Name of corporation:

WINFIELD FINANCIAL GROUP, INC.

2. The articles have been amended as follows (provide article numbers, if available):

1.  Name of Company:

HEALTHCARE BUSINESS SERVICES GROUPS, INC.

3. The vote by which the stockholders holding shares in the corporation entitling them to exercise at least a majority of the voting power, or such greater proportion of the voting power as may be required in the case of a vote by classes or series, or as may be required by the provisions of the articles of incorporation have voted in favor of the amendment is: 25,150,000 out of 30,274,650 shares.

4. Effective date of filing (optional): January 13, 2005

5. Officer Signature (required): /s/ Chandana Basu